FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 January 2003 – 31 January 2003

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement Messrs Walsh and Rose inform Company of their beneficial interests (3 January 2003)		Announcement Messrs Walsh and Rose inform Company of their beneficial interests (24 January 2003)

Announcement		Announcement
•	Messrs Walsh and Rose inform Company of their beneficial interests	Messrs Walsh and Rose inform Company of their beneficial interests
•	Purchase of Shares by Share Ownership Trustee	(31 January 2003)
•	Lord Blyth informs Company of his beneficial interests (10 January 2003)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests (17 January 2003)

Company TIDM Headline Released Number	Diageo PLC DGE Director Shareholding 15:44 3 Jan 2003 PRNUK-0301

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 03 January 2003 for the purposes of Section329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 14,858 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 3 January 2003 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

03.01.03	14,858	£4.56-£5.23

The total holding of the Trust now amounts to 496,545 Ordinary Shares.

2) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) has sold 710 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold at a price of £6.6725 per share on 23 December 2002 by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

23.12.02	710	£6.6725

The total holding of the Trust now amounts to 1,826,277 Ordinary Shares

3 January 2003

END

Company TIDM Headline Released Number	Diageo PLC DGE Director Shareholding 15:17 10 Jan 2003 PRNUK-1001

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 10 January 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 3,861 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 10 January 2003 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares

10.01.03	3,861	£4.645-£4.89

The total holding of the Trust now amounts to 492,684 Ordinary Shares.

2) that it received notification on 10 January 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that:

(i)  the Trustee purchased 53,102 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 January 2003 at a price 681p per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)  that the Trustee sold 624 Ordinary Shares in respect of participants leaving the Plan and transferred 4,163 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at a price of £6.8455 per share on 6 January 2003 by the Trustee. The Plan is an Inland Revenue

approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

06.01.03	624	£6.8455

Date of Transaction	No of Ordinary Shares Transferred

06.01.03	4,163

(iii)  the following directors of the Company were allocated Ordinary Shares on 10 January 2003 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	27

P S Walsh	27

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 681p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	90,525

P S Walsh	444,644*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 January 2003 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 1,874,592 Ordinary Shares.

3) that it received notification on 10 January 2003 from Lord Blyth that he has purchased 1,095 Ordinary Shares on 10 January 2003 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 681p.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 22,782.

10 January 2003

END

Company TIDM Headline Released Number	Diageo PLC DGE Director Shareholding 15:25 17 Jan 2003 PRNUK-1701

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 17 January 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 14,205 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 17 January 2003 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

17.01.03	14,205	£4.89-£5.05

The total holding of the Trust now amounts to 478,479 Ordinary Shares.

2) that it received notification on 17 January 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that:

(i)  the Trustee sold 414 Ordinary Shares in respect of participants leaving the Plan and transferred 3,073 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at prices of £6.465 per and £6.4365 per share on 16 January and 17 January 2003 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Transferred

17.01.03	3,073

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

16.01.03	160	£6.465

17.01.03	254	£6.4365

The total holding of the Trust now amounts to 1,871,105.

17 January 2003

END

Company TIDM Headline Released Number	Diageo PLC DGE Director Shareholding 15:30 24 Jan 2003 PRNUK-2401

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 24 January 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 29,071 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 24 January 2003 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

24.01.03	29,071	£4.56-£5.23

The total holding of the Trust now amounts to 449,408 Ordinary Shares.

2) that it received notification on 24 January 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan(the ‘Plan’) that:

(i)  the Trustee sold 231 Ordinary Shares in respect of participants leaving the Plan and transferred 985 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at a price of £6.35 per share on 22 January 2003 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Transferred

22.01.03	985

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

22.01.03	231	£6.35

The total holding of the Trust now amounts to 1,869,889.

24 January 2003

END

Company TIDM Headline Released Number	Diageo PLC DGE Director Shareholding 15:34 31 Jan 2003 PRNUK-3101

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 31 January 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 6,404 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 31 January 2003 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

31.01.03	6,404	£4.47-£5.052

The total holding of the Trust now amounts to 443,004 Ordinary Shares.

2) that it received notification on 31 January 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the Trustee sold 555 Ordinary Shares in respect of participants leaving the Plan and transferred 1,266 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at a prices of £6.06-£6.086, £6.075 and £6.035 per share on 27, 28 and 29 January 2003 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Transferred

29.01.03	926

31.01.03	340

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

27.01.03	240	£6.06-£6.086

28.01.03	298	£6.075

29.01.03	17	£6.035

The total holding of the Trust now amounts to 1,868,068.

31 January 2003

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date	4 February 2003	By Name: J Nicholls Title: Deputy Secretary